May 3, 2007


Mail-Stop 4561

Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105


Re:	Banco Bilbao Vizcaya Argentaria, S.A.
	Form F-4
	Filed April 2, 2007
	File No. 333-141813

Dear Mr. de Mattos Almeida:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4
Stockholder Letter
1.	Revise this section to disclose:
* that the cash and share ratios will not change even if the share prices of BBVA and Compass change.

* The market price of the BBVA stock on the date of the prospectus or as close to that date as possible.

* Give the reader an indication of the amount of the consideration to be paid in cash and that to be paid in stock.

Table of Contents, page iii
2.	Revise to delete the last four items as they are exhibits to the
registration statement and the table is to the Prospectus.

Questions and Answers, page iv
3.	We suggest that you revise to add a Q&A, "What type of
consideration can I receive" and explain that if 70,000,000 shares are elected, there will be no cash proration and if less than 70,000,000 shares are elected, the cash election will be prorated so that some shares will be part of the consideration.  Also provide the
converse with respect to cash.
4.	Reference is made to the question, "When must I elect the
type
of consideration that I prefer to receive?" It appears to us that there may be a considerable gap between the proxy solicitation and when the form of election will be provided to the shareholder, and in fact, it may be made to different shareholders. Please advise us what information will be provided to the Compass shareholder with the form of election when he or she makes their selection of cash or BBVA securities. Also, please advise us of your estimate of the time between mailing of the proxy statement and the mailing of the form of election.

Summary
The Transaction, page 1
5.	Please consider deleting this section.  Include in the
summary
only that information that is critical to the reader in understanding this transaction. It seems to us that much of the information contained in this section is an explanation of the legal mechanics of how the transaction will occur and is not material to understanding the transaction.

You will receive cash and/or ..., page 2
6.	Revise to disclose either in the narrative or the footnotes, the
outstanding number of Compass shares outstanding (or the total number of securities to be exchanged, shares, options, warrants, etc.)
and
the percentage that the 70,000,000 represents.

What Holders of Compass Stock Options and ..., page 4
7.	Revise to disclose the numbers of outstanding options,
incentive
awards and restricted stock outstanding, how many are not vested, the dollar amount in value (difference between exercise price and cash to be received) for each category and the dollar amount for the unvested portions.

Compass` Financial Advisor..., page 5
8.	Revise to put a dollar amount on the .2 % fee.

Interests of Compass Executive Officers and Directors..., page 6
9.	Revise to quantify in dollar amount the various interests,
what
will be received, the percentage of that amount derived from unvested interests, and, the aggregate cost of all of the interests.

Comparative per Share Financial Data, page 14
10.	Revise to include the information required by Item 3(f) of
Form
F-4.

Comparative Market Price..., page 15
11.	It appears that BBVA is paying a premium over Compass`s share price. Revise the Summary section in an appropriate place to disclose what the $71.82 offer represents as a premium compared to Compass`s price immediately before the announcement of the transaction.

Cautionary  Statement Regarding Forward-Looking Statements, page
19
12.	Please consider the need to add risk factors for those items identified by bullets herein.

Risk Factors, page 20
General
13.	Consider the need to add a risk factor that discusses
restrictions on acquiring ordinary    BBVA shares and any market
effect that might have.
14. Consider the need to add a risk factor for the taxation matters associated with owning BBVA shares on holders electing and/or receiving shares.


The Transaction
Background of the Transaction, page 26
15.	Revise the second paragraph to delete the phrase" during this time" and instead, separately disclose the date that the financial advisors and law firms were first contacted. Similarly, in the next
paragraph disclose the engagement dates for each of these parties.
16.	Revise the carryover paragraph at the top of page 27 to
explain
why a part stock, part cash deal was recommended. If the $5,000,000,000 cash limit and 196,000,000 share limit result for some significant reason, please disclose.

Compass` Reasons for the  Transaction..., page 28
17.	We note that you provide a list of factors that the Compass
Board has considered.  Please revise to disclose, with analysis,
and
organize the factors according to the positive reasons why the board
has decided to engage in the merger.  In addition, please provide the
negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still
recommends the merger.
18.	Please have the discussion of the recommendation specifically mention each line item of the Sandler O`Neill analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Opinion of Sandler O`Neill, Financial Advisor to Compass, page 29
19.	In the first sentence of the carry over paragraph on the
bottom
of page 30, ("In performing its review..") there is a reference to projections. Please advise us as to what projections are being referred to, and from whom.

Interests of Compass` Executive officers and Directors in the transaction, page 39
New Employment Agreements, page 39
20.	Revise to disclose the material terms of the current
employment
arrangements or indicate, if true, that they were comparable.

Existing Change in Control ..., page 41
21.	Revise to disclose the material terms of the current
arrangements or indicate, if true, that they were comparable.

Equity Compensation Awards, page 41
22.	Revise to disclose the number of options and restricted stock that was unvested and disclose the aggregate value (market price as of the most recent practicable date less exercise price) held by directors and executive officers.




Deferred Compensation and ..., page 42
23.	Revise to disclose the value held by directors and executive officers that might or will be distributed as a result of the change in control.

The Transaction Agreement
Consideration to be Received in the Transaction, page 46
24.	With regard to the bold disclosure in the first paragraph and the phrase "to ensure that 196,000,000 BBVA ordinary shares are issued", confirm the word "ordinary" is appropriate. If so, advise the staff as to how the election of BBVA ADS`s will effect the proration.
25.	Supplementally advise the staff as to how many outstanding
Compass shares are anticipated to be eligible to make an election and subtracting shares to meet the 196,000,000 requirement
(70,000,000),
what is the estimated cash required to cashout the remaining
Compass
shares.

Cash Election, page 46
26.	Revise to also disclose the information that is in the last
sentence on page 3 under "Regardless of Whether You Make a cash
........".


Comment pertaining to the Form 20-F for the Year ended December
31,
2005


Consolidated Income Statements, page F-7

27.	We refer to your response to comment 3 of our letter dated
December 29, 2006, regarding the "Net Operating Income" subtotal preceding impairment losses and provision expense. We are unable to determine how the presented format provides uniform and comparable information to investors when it is does not appear to comply with IFRS. In addition to the guidance in paragraph BC13 of IAS 1, consider further the guidance in paragraph 12 of IAS 30 that principal types of expenses from operations include losses on loans and advances. Please revise future filings to record impairment losses and provision expenses that would be considered principal types of expenses from banking operations as a component of net operating income.





Notes to the financial statements

Note 1, Introduction, basis of presentation of the consolidated financial statements at December 31, 2005 and other information, page
F-12
Note 1.2, Basis of presentation of the consolidated financial statements, page F-12

28.	We refer to your response to comment 8 of our letter dated
December 29, 2006. Please tell us and revise this section in future
filings to describe your basis for stating that the financial statements prepared in accordance with the Bank of Spain Circular
4/2004 are in full compliance with EU-IFRS.   Consider in your
response the difference between your financial statements prepared using statistical provisioning methodologies which incorporate an expected loss component and the requirements of paragraph BC109 of IAS 39 that requires the allowance for loan losses be determined using the incurred loss concept.

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12
Note 2.2.c.4), Financial Instruments, Impairment, page F-18

29.	We refer to your response to comment 12 of our letter dated
December 29, 2006, regarding your calculation of inherent losses using "peer group" statistical percentages and credit risk
segmentation of your loan portfolios developed by the Bank of
Spain
until that time in which your internal risk models have been reviewed
and approved by the Bank of Spain.   We also refer to:

* Your response to comment 28 of our letter dated December 29, 2006, regarding the use of the expected loss concept to quantify your cost of credit risk; and

* Note 62.A).7, Loan Adjustments, on page F-120 of the Form 20-F for
2006 that for IFRS purposes you use statistical parameters established by the Bank of Spain to developed internal credit risk models that use the expected loss concept, with expected loss of a given transaction representing an expected cost, measured as an average within the full economic cycle, of the credit risk of such transaction.

30. Considering the above, please tell us how you determined that your credit risk methodologies are in full compliance with the incurred loss model as defined in IAS 39 for determining the allowance for loan losses. Include in your response a comprehensive discussion of your consideration of the guidance in the Bank of Spain
Circular no. 4/2004 and IAS 39, including but not limited to the following:

* Paragraph 59 of IAS 39 states losses expected as a result of future events, no matter how likely are not recognized.

* Paragraph BC109 of IAS 39 in the Basis for Conclusions of IAS 39 states the IASB considered the incurred loss model and the expected loss model and concluded that impairment losses should be recognized only if they have been recognized based on the incurred loss model.

* Paragraph AG90 of Appendix A, Application Guidance of IAS 39 provides an example for applying paragraph AG89 regarding the collective evaluation of impairment and determined that it would not be appropriate for an entity to record an impairment loss for deaths of credit card holders that are expected to occur in a future period, because the loss event has not occurred.

* Annex IX to Bank of Circular 4/2004, especially the indicated minimum allowance percentages for specific allowance and specified allowance percentages for general allowance related to losses arising from credit risk impairment. Clarify for us how these loss percentages derived from the entire banking sector are representative of your peer group.

31.	Please tell us if you use the expected loss model in
determining
the loan loss allowance under both:

* The statistical loan loss methodology required by the Bank of Spain based on the "peer group" statistical percentages; and

* The internal valuation allowance methodology developed in accordance with the Bank of Spain Circular 4/2004

32.	In the event you use the expected loss concept under both the statistical loan methodology and the internal valuation methodology, please tell us and disclose in future filings the basis for stating that both methodologies are in full compliance with IAS 39, given that IAS 39 requires the use of the incurred loss model.

Note 2.2.f), Pension commitments and other commitments to employees, page F-22

33. We refer to the first bullet point of your response to comment
14
of our letter dated December 29, 2006, which states the expected rates of return are included as part of the main actuarial assumptions on page F-27 and F-28 of the 20-F for 2005. Considering the expected rates of return on the pages you refer to in sub-footnote 2.2.f.2, Companies abroad, in the 2005 20-F are specifically for pension commitments of BBVA Bancomer in Mexico and BBVA Portugal, please tell us and in future filings revise Note 29, "Commitments with Personnel" on page F-79 of the Form 20-F for 2006 to disclose the following pension information:

* In sub-footnote 29.1, Companies in Spain, on page F-80, disclose for all fiscal periods the expected rates of return on plan assets in the significant actuarial assumptions section of each pension plan related to the pension commitments in Spain. Refer to paragraphs 120A(n)(ii) and 120A(n)(iii) of IAS 19.

In sub-footnote 29.1, Companies in Spain, on page F-80 and sub-footnote 29.2 Companies abroad, on page F-85, disclose for all fiscal periods the actual return on plan assets and on any related reimbursement rights for each pension plan. Refer to * paragraph 120(A)(m) of IAS 19.

34.	We note you have provided in sub-footnote 2.2.f.2, Companies abroad, on pages F-27 to F-29 of the 20-F for 2005, the pension
information only for companies in Mexico and Portugal.   Please
tell
us and in future filings revise sub-footnote 29.2, Companies abroad, on page F-85 of the 20-F for 2006 to provide the full pension plan disclosure required by paragraph 120A of IAS 19 for your other operations abroad in the United States and in South America based on your new segment organization structure applicable to fiscal year 2006 as stated in your response to comment 25.

35.	We refer to the second bullet point of your response to
comment
14 of our letter dated December 29, 2006, that states you have provided the medical cost trend rates as part of the main actuarial
assumptions on page F-28.   Considering the rate of inflation for
medical services on the page you refer to in sub-footnote
2.2.f.2.2,
Companies abroad, Post-employment welfare benefits, refers only to pension commitments of BBVA Bancomer in Mexico, please tell us and in future filings  revise Note 29, Commitment with Personnel, on pages
F-79 to F-88 of the 20-F for 2006 to disclose for each period the medical cost trend rates under the significant actuarial assumptions section for each pension plan both in Spain and operations abroad
other than those of BBVA Bancomer.   Refer to paragraph 120A(n)(v)
of
IAS 19.

36.	We refer to the fourth bullet point of your response to
comment
14 of our letter dated December 29, 2006. Please tell us and in future filings revise Note 29, Commitments with Personnel, on page F-
79 of the 20-F for 2006 to disclose that the Normal cost for the year
line item is equivalent to current service costs under paragraph
120A
of IAS 19.   In order to provide the reader with enhanced
understanding of the financial statements prepared under IFRS, please consider the inclusion in future filings of a glossary that relates the terminology required by the Bank of Spain or other local regulatory authorities to the related accounting terminology under IFRS.

37.	We refer to the fifth bullet point of your response to
comment
14 of our letter dated December 29, 2006, regarding the reconciliations of the fair value of the plan assets and defined benefit obligations. We note the line item Value of the assets assigned to funding of commitments you refer to is included in the reconciliation of the beginning and ending balances of the present value of the vested obligation for BBVA Bancomer in Mexico and BBVA
Portugal on page F-27 of the 20-F for 2005 is required by
paragraph
120A(c) of IAS 19.   In this regard, as requested previously,
please
tell us and in future filings revise Note 29, Commitments with Personnel, on page F-80 of the 20-F for 2006 to provide for each pension plan of BBVA in Spain and abroad the following information:

* The reconciliation of the opening and closing balances of the fair value of the plan assets required by paragraph 120A(e) of IAS 19 that includes the effects during the period attributable to factors such as: the expected return on plan assets; actuarial gains and losses;
contributions by the employer and plan participants and benefits paid.

* The reconciliation of the present value of the defined benefit obligation and the fair value of the plan assets recorded on the balance sheet as required by paragraph 120A(f) of IAS 19.

38.	We refer to the sixth bullet point of your response to
comment
14 of our letter dated December 29, 2006, in which you refer to the
"Summary" sections on page F-24 and F-29 for income statement charges
related to post-employment compensation commitments in Spain and abroad in 2005 and 2004 as having provided the information required
by paragraphs 120A(d),(g) and (h) of IAS 19.    Please tell us and
in
future filings revise Note 29, Commitments with Personnel" on page
F-
79 of the 20-F for 2006 to provide for each pension commitment the following analysis required by paragraph 120A of IAS 19:

* The analysis required by paragraph 120A(d) of IAS 19, that describes what portion of each pension obligation is wholly unfunded and what portion is wholly or partially funded.

* The breakdown preferably in tabular presentation, required by paragraph 120A(g) of IAS 19, of the total expense recognized in profit or loss, and a description of the line item where they are located, for specific items such as, but not limited to the following: current services cost, interest cost, expected return on plan assets and actuarial gains or losses.

* The analysis, required by paragraph 120A(h) of IAS 19, of the total amount recognized in the statements of income and expense for actuarial gains and losses and the effect of the limit for recognizing a defined benefit asset in paragraph 58(b) of IAS 19.

39.	We refer to the last bullet point of your response to comment
14
of our letter dated December 29, 2006, where you have provided your
proposed sensitivity analysis to be included in future filings which
relates specifically to the assumed medical cost trend rates for the
BBVA Bancomer pension commitments.   Please tell us and in future
filings revise Note 29, Personnel Commitments, on page F-79 of the Form 20-F for 2006 to provide similar quantitative disclosure for each pension commitment in Spain and abroad for which you have provided quantified pension information in the footnote.

40.	Please tell us and in future filings revise Note 29,
Commitments
with Personnel, on page F-79 of the 20-F for 2006 to provide the following information for each pension plan commitment:

* The information required by paragraph 120A(j) of IAS 19 to state the percentage or amount that each major category of plan asset constitutes of the fair value of the total plan assets.

* The information required by paragraph 120A(p) of IAS 19 for the current period and for the four previous annual periods regarding the following:

o The present value of the defined benefit obligation; the fair value of the plan assets and the surplus or deficit in the plan; and

o The monetary or percentage experience adjustments for plan liabilities and plan assets at each balance sheet date.

* The information required by paragraph 120A(q) of IAS 19 regarding the Company`s best estimate of any contributions expected to be paid to the plan during the annual period after the most recent balance sheet date.

Note 3, Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

41.	We refer to your response to comment 17 of our letter dated
December 29, 2006, regarding the adjustment required by the bank of
Spain with respect to the allowance for loan losses at the date of
transition to IFRS.   Please provide us with the following
information regarding the recognition of an adjustment to record an additional amount of allowance for loan losses on the transition date:

* Tell us what was the monetary amount of the increase to the allowance for loan losses on the transition date as a result of this adjustment and what specific financial statement accounts were adjusted.

* Explain to us the specific changes in the method to estimate the allowance for credit losses that resulted from implementing the Bank of Spain Circular to adopt IFRS as compared to the previous
Spanish
GAAP methodology.

* Tell us why no separate adjustment was recorded in the Reconciliation to disclose the impact of this transition adjustment on the opening balance for 2004 and why no disclosure was made in footnote (d), "Loan portfolio provisioning" regarding this adjustment based on the methodology required by the Bank of Spain.

Note 59, Differences between IFRS and United States Generally
Accepted Accounting Principles and Other Required Disclosures, page
F-104.

42.	We refer to your response to the second bullet point of
comment
28 of our letter dated December 29, 2006, regarding your
methodology
for determining the general loss reserve under US GAAP.   Please
tell
us if the internal risk model used to determine the allowance for loan losses under US GAAP includes a component for expected losses and explain the authoritative accounting literature that supports your inclusion of an expected loss component for the general allowance under US GAAP. Consider in your response the following disclosure:

* Note 62.A) 7. "Loan Adjustments" on page F-120 of the EU-IFRS to
US
GAAP reconciliation in the 20-F for 2006 states your internal risk models use the "expected loss" concept to quantify the cost of your credit risk .

* The "Credit Risk Management" section of Item 11 referred to in your
response describes the methodology for determining the general loan
under US GAAP includes a section titled "Expected Loss" on page
122
that discuss expected losses adjusted upwards in line with the business cycle that does not appear to be consistent with the credit risk quantification methodologies under US GAAP that do not include a general loss component in the allowance for loans loses.

43.	We refer to your response to the third bullet point of
comment
28 of our letter dated December 29, 2006. Please address the following:

* Tell us how your internal risk models, which incorporate conservative calculations established by the Bank of Spain, result in a range of possible loan losses that are not significantly different from those that would be generated if you did not incorporate the statistical percentages established by the Bank of Spain.

* Clarify how you determined that this process of determining a range of possible loan losses is compliant with US GAAP and results in an appropriate loan loss allowance under US GAAP.

* Please clarify if the inputs used in the internal risk model, Exposure, Probability of Default and Loss Given Default, are used to determine the allowance for loan losses under US GAAP. Based on your disclosure in Note 62.A) 7 "Loan Adjustments" on page F-120 of the
EU-IFRS to US GAAP reconciliation in the 20-F for 2006, it appears that these inputs are used to determine the Expected loss, measured as an average within a full economic cycle, which is in turn used to determine the allowance for loan loss under IFRS.

44.	Please explain to us and discuss in this footnote in future
filings the reasons for the negative EUR 303 million loan adjustment to the IFRS net income in 2005 on page F-112 considering that the loan adjustments in 2004 and 2006 were positive. Refer to the penultimate paragraph on page 56 of your response letter that states the allowance for loan losses under the Bank of Spain guidance results in a higher amount than under US GAAP.

10, Pension plan cost, page F-115

45.	We refer to your response to comment 30 of our letter dated
December 29, 2006, and to your revised disclosure on page F-125 of the Form 20-F for 2006 which states that as a result of the change in accounting principles under US GAAP for pension plan accounting there
is no difference between IFRS and US GAAP.   Please tell us and in
future filings revise to disclose how you considered the following differences between the disclosure requirements of IAS 19 and of SFAS
87 as amended by SFAS 132(R):

* The recognition of actuarial gains and losses under paragraph
93A
of IAS 39 provides for an entity to adopt a policy of recognizing actuarial gains and losses in full in the period in which they occur and recognition may be outside of the income statement. This pension plan accounting policy under IFRS is not permitted under US GAAP.

* The determination of a rate for expected return of plan assets under paragraph 30 of SFAS 87 which is either the fair value of the calculated value or a calculated value which incorporates asset-related gains and losses over a period of no more than five years. This method for calculating the rate for expected return on plan assets under US GAAP is not permitted under IFRS.

* The plan asset limitation under paragraph 58 of IAS 19 that requires the asset to be measured at the lower of the amount recognized as a defined benefit liability under paragraph 54 of IAS
19 and the totals determined under paragraph 58(b) of IAS 19. This maximum amount of plan assets under IFRS has no similar requirement under US GAAP.


* The recognition of an additional minimum liability required under paragraph 35 of SFAS 87 when the accumulated benefit obligation exceeds the fair value of the plan assets. The computation of an additional minimum pension liability under US GAAP has no similar requirement under IFRS.

46.	We refer to your response to the second bullet point of
comment
30 of our letter dated December 29, 2006, that you relied on paragraph 33 of SFAS 87 that permits the use of any systematic method of amortization of unrecognized gains or losses instead of the minimum amortization specified in paragraph 32 of SFAS 87. Please tell us and in future filings revise this note to describe the following:

* what was the accepted method of amortization for actuarial gains and losses that you adopted considering the five permissible alternative methods for amortizing actuarial gains and losses, other than the minimum method described in paragraph 32 of SFAS 87, as described in Interpretation No 9, "Amortizing gains and losses" of the FASB Interpretations of FASB Statement No. 87, "Employers` Accounting for Pensions".

* why you consider the adopted amortization policy to be compatible with the amortization methodology under IAS 39 resulting in no differences between IFRS and US GAAP for 2006, as stated in Note
62.A.10 on page F125 of the 2006 20-F.

47.	As requested previously in the third bullet point to comment
30
of our letter dated December 29, 2006, please tell us how you determined the amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation tables. Disclose the specific differences between requirements under US
GAAP
that resulted in the adjustments included in the reconciliation tables.

48.	We refer to your response to comment 31 of our letter dated
December 29, 2006, which states you have complied with the pension plan disclosure requirements of paragraph 5 to 7 of SFAS 132(R) taking into account your response to comment 14 in the same letter.
Based on our follow on comments on comment 14 of the letter dated December 29, 2006, please tell us how you have now complied with each of the pension disclosure requirements in paragraphs 5 to 7 of SFAS
132(R).

49.	We refer to Note 62.A.12, "Disclosures about Pension Plans
(SFAS
132-R)" on pages F-144 to F-145 of the Form 20-F for 2006.   We
note
that you have provided information regarding pension plan asset allocation and projected benefit payments for pension plans in Mexico and Portugal in accordance with paragraphs 5.d.(1) and 5.f of SFAS
132(R).   Please tell us where you have provided the remaining
pension footnote disclosure required by paragraph 5 of SFAS 132(R) for your operations in Mexico and Portugal as well as for your operations in Spain.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions regarding the accounting comments may be directed to Edwin Adames at (202) 551-3447 or Amit Pande at (202) 551-3423. All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3418.





							Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group



CC:	Michael J. Willisch
	Davis Polk & Wardwell
	Marques de la Ensenada, 2
	28004 Madrid, Spain
	Phone (34) 91-702-2741
	Facsimile (44) 207-710-4884

	Edward Herlihy, Esq.
	Wachtell, Lipton,Rosen & Katz
	51 West 52nd Street
	New York, New York 10019
	Phone (212) 403-1000
	Facsimile (212)




Mr. R. S. de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.
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